July 8, 2025

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs International
SBSE-A/A Summary of Changes:

In order to assist with the review process of Goldman Sachs International's Form SBSE-A/A, please see below for the summary of changes made on July 8, 2025:

- Removed Richard Gnodde as Chief Executive Officer under Schedule A
- Removed Nirbhan Pathmanabhan as Principal/Director under Schedule A
- Added Anthony John Charles Gutman as Chief Executive Officer under Schedule A
- Added Kunal Kishore Shah as Chief Executive Officer under Schedule A

Sincerely,

Goldman Sachs International